Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Capital One Financial Corporation

Subject Company: North Fork Bancorporation, Inc.

Commission File Number for the Related Registration

Statement on Form S-4: File No. 333-133665

1680 Capital One Drive, McLean, VA 22102-3491

NEWS RELEASE

FOR IMMEDIATE RELEASE: July 7, 2006

Contacts:	Capital One		North Fork
	Mike Rowen	Julie Rakes	Dan Healy
	Investors	Media	Investors
	703-720-2455	804-284-5800	631-531-2058

CAPITAL ONE AND NORTH FORK ANNOUNCE SPECIAL MEETING OF CAPITAL ONE STOCKHOLDERS AND ANNUAL MEETING OF NORTH FORK STOCKHOLDERS

Stockholders to Vote on Capital One’s Acquisition of North Fork

McLean, VA and Melville, NY (July 7, 2006)—Capital One Financial Corporation (NYSE: COF) and North Fork Bancorporation, Inc. (NYSE: NFB) today announced the date and record date for the special meeting of stockholders of Capital One and the annual meeting of North Fork stockholders to consider and vote upon a proposal to approve an agreement and plan of merger between Capital One and North Fork pursuant to which North Fork will merge with and into Capital One.

In addition to the proposal to approve the agreement and plan of merger between Capital One and North Fork, at the North Fork annual meeting, North Fork stockholders will also vote on the proposal to elect five directors to Class 1 of North Fork’s board of directors and the proposal to ratify the appointment of KPMG as North Fork’s independent auditors for 2006. Both the Capital One special meeting and the North Fork annual meeting are scheduled for August 22, 2006 at 10:00 a.m., and the record date for each meeting is July 7, 2006.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

In connection with the proposed merger of Capital One and North Fork, Capital One has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of Capital One and North Fork that also constitutes a prospectus of Capital One. Capital One and North Fork will mail the definitive joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy

COF and North Fork Stockholders Meeting

statement/prospectus (when available) and other related documents filed by Capital One and North Fork with the SEC at the SEC’s website at http://www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents may also be obtained for free by accessing Capital One’s website at http://www.capitalone.com under the heading “Investors” and then under the heading “SEC & Regulatory Filings” or by accessing North Fork’s website at http://www.northforkbank.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE CAPITAL ONE—NORTH FORK TRANSACTION

Capital One, North Fork and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus filed with the SEC. You can find information about Capital One’s executive officers and directors in Capital One’s definitive proxy statement filed with the SEC on March 23, 2006. You can find information about North Fork’s executive officers and directors in North Fork’s Form 10-K/A filed with the SEC on April 28, 2006. You can obtain free copies of these documents from Capital One or North Fork using the contact information above.

About Capital One

Headquartered in McLean, Virginia, Capital One Financial Corporation (www.capitalone.com) is a financial holding company, with more than 316 locations in Texas and Louisiana. Its principal subsidiaries, Capital One Bank, Capital One, F.S.B., Capital One Auto Finance, Inc., and Capital One, N.A., offer a broad spectrum of financial products and services to consumers, small businesses and commercial clients. Capital One’s subsidiaries collectively had $47.8 billion in deposits and $103.9 billion in managed loans outstanding as of March 31, 2006. Capital One, a Fortune 500 company, trades on the New York Stock Exchange under the symbol “COF” and is included in the S&P 500 index.

About North Fork

North Fork Bancorporation, Inc. is a regional bank holding company headquartered in New York with approximately $58 billion in assets conducting commercial and retail banking from branch locations in the Tri-State area with a complementary national mortgage banking business. North Fork trades on the New York Stock Exchange under the symbol “NFB.”

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